UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Intercorp Financial Services Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

P5626F128
(CUSIP Number)

Intercorp Financial Services Inc.
Torre Interbank, Av. Carlos Villarán 140
La Victoria
Lima 13, Peru

With a copy to:

Juan Antonio Castro Molina
Torre Interbank, Av. Carlos Villarán 140
La Victoria
Lima 13, Peru
T: +511.219.2087

July 17, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P5626F128

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Intercorp Perú Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,532,547
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,532,547
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,532,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. P5626F128

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Intercorp Financial Services Inc., a subsidiary of Intercorp Perú Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. P5626F128

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Rodriguez Pastor Persivale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,532,547
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,532,547
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,532,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. P5626F128

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George Pastor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,532,547
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,532,547
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,532,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. P5626F128

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anne Marie See
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,532,547
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,532,547
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,532,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock (“Common Stock”) issued by Intercorp Financial Services Inc. (the “Issuer”), whose principal executive offices are at Torre Interbank, Av. Carlos Villarán 140, La Victoria, Lima 13, Peru.

Item 2.	Identity and Background.

 (a) Name;

This Schedule 13D is being filed with respect to shares of the Issuer’s Common Stock held by Intercorp Perú Ltd. (“Intercorp Perú”).  Carlos Rodriguez-Pastor Persivale, George Pastor and Anne Marie See (the “Reporting Individuals”) are deemed to have beneficial ownership over the Issuer’s Common Stock owned by Intercorp Perú.  Together with Intercorp Perú, the Reporting Individuals comprise a group within the meaning of Section 13(d)(3) of the Act. Intercorp Financial Services Inc. is a subsidiary of Intercorp Perú.

(b) Residence or business address;

The business address for each Reporting Person is Av. Carlos Villarán 140, 17th Floor, La Victoria, Lima 13, Peru.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Intercorp Perú is a holding company for a group of companies operating mainly in Peru under the name “Intercorp”.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

Intercorp Perú is a holding company incorporated in the Commonwealth of The Bahamas.  Each of the Reporting Individuals are dual citizens of the United States of America and Peru.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the offering to which this Schedule 13D relates, Intercorp Perú owned 84,063,793 shares of Common Stock of the Issuer.  The post-offering share ownership figure reported in this Schedule 13D reflects the sale of a portion of Intercorp Perú’s previously owned shares in connection with the offering.

Item 4.	Purpose of Transaction.

Intercorp Perú was granted Common Stock of the Issuer based on pre-existing ownership interests in the Issuer prior to the offering to which this Schedule 13D relates. Intercorp Perú is a holding company and is not an operating company or a public company.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act.

As of the time of this filing, Intercorp Perú owns 81,532,547 shares of the Issuer’s Common Stock, or a 70.6% ownership interest of the Issuer’s Common Stock. The Reporting Individuals, who together with Intercorp Perú comprise a group within the meaning of Section 13(d)(3) of the Act (see Item 2(a) above), are deemed to have shared beneficial ownership with Intercorp Perú given their majority interest in Intercorp Perú and their ability to act, pursuant to an irrevocable proxy agreement by and between the parent company of Intercorp Perú and the Reporting Individuals, with respect to matters relating to vote or to direct the vote or to dispose or direct the disposition of Intercorp Perú’s interest in the Issuer.  The irrevocable proxy agreement is filed as an Exhibit to this Schedule 13D.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

As of the time of this filing, Intercorp Perú owns 81,532,547 shares of the Issuer’s Common Stock, or a 70.6% ownership interest of the Issuer’s Common Stock. The Reporting Individuals, who together with Intercorp Perú comprise a group within the meaning of Section 13(d)(3) of the Act, hold a shared power to vote or to direct the vote or to dispose or direct the disposition of Intercorp Perú’s interest in the Issuer.

 (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§ 240.13d–101), whichever is less, by the persons named in response to paragraph (a).

N/A

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A
Irrevocable Proxy Agreement as of June 12, 2019, by and among International Financial Holdings Group Inc., in favor of George Pastor, Carlos Rodriguez Pastor, and Anne Marie See (incorporated herein by reference to Exhibit 9.1 to the Issuer’s Registration Statement on the Form F-1, filed with the U.S. Securities and Exchange Commission on July 15, 2019 (File No. 333-232554)).

[Signature Page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

Intercorp Perú Ltd.

By:	/s/ Fernando Martín Zavala Lombardi
Fernando Martín Zavala Lombardi

[Signature Page Schedule 13D – Intercorp Perú Ltd.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

Intercorp Financial Services Inc.

By:	/s/ Juan Antonio Castro Molina
Juan Antonio Castro Molina

[Signature Page Schedule 13D – Intercorp Financial Services Inc.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

Carlos Rodríguez Pastor Persivale

By:	/s/ Carlos Rodríguez Pastor Persivale
Carlos Rodríguez Pastor Persivale

[Signature Page Schedule 13D – Carlos Rodríguez Pastor Persivale]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

George Pastor

By:	/s/ George Pastor
George Pastor

[Signature Page Schedule 13D – George Pastor]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

Anne Marie See

By:	/s/ Anne Marie See
Anne Marie See

[Signature Page Schedule 13D – Anne Marie See]